Exhibit 99.1

Hollysys Automation Technologies Announces its Chief Executive Officer and Director Change

BEIJING, January 3, 2022— Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that effective as of January 1, 2022, pursuant to the resolutions of the Board of Directors of the Company (the “Board”), Mr. Chit Nim (Colin) Sung resigned from his positions as the director of the board and Chief Executive Officer of the Company. Dr. Changli Wang, who was the founder of the Company, was nominated as the director of the board and was appointed as the Chief Executive Officer of the Company. In connection with this, Mr. Chit Nim (Colin) Sung was appointed as the deputy Chief Executive Officer of the Company. With the above changes, the Board currently consists of five members, Ms. Li Qiao, Dr. Changli Wang, Ms. Khiaw Ngoh Tan, Dr. Jianyun Chai and Dr. Kok Peng Teh.

Dr. Changli Wang commented “It is my honour and obligation to be back to Hollysys. We have just experienced some challenges in the past two years. However, thanks to the accountable and responsible board, the company has been healthily operational. I am confident to further consolidate the company, and examine and evaluate each business segment. In the near future, our team will develop some more profitable businesses, create more value to the shareholders.”

Dr. Changli Wang, who had worked for HollySys over 20 years and retired from the Company in 2013 with honor, was the founder, previous Chief Executive Officer, director and Chairman of the Board. Dr. Changli Wang has been our director and Chief Executive Officer since September 2007. Since 1999, Dr. Changli Wang has also been the Chief Executive Officer and Vice Chairman of our subsidiary, Beijing HollySys. Prior to founding Beijing HollySys in 1993, Dr. Changli Wang worked for the No. 6 Institute of Electronic Industry Department, the predecessor of Beijing HollySys. Dr. Changli Wang also has been the Vice Chairman of the Chinese Automation Association since 2003. Dr. Changli Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.

About HollySys Automation Technologies Ltd.

HollySys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, HollySys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. HollySys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, HollySys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, HollySys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, HollySys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. HollySys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which HollySys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. In particular, the outcome of the BVI litigation is uncertain, and the Company cannot predict the potential results of the litigation filed against it by others. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:

HollySys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com